================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                 PXRE GROUP LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G73018106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                        Reservoir Capital Partners, L.P.
                       Reservoir Capital Master Fund, L.P.
                     Reservoir Capital Master Fund II, L.P.
                   Reservoir Capital Investment Partners, L.P.
             RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.)
                         Reservoir Capital Group, L.L.C.
                           Reservoir Master Fund, L.P.
                            Reservoir PCA Fund, L.P.
                                   RMF GP, LLC
                       c/o Reservoir Capital Group, L.L.C.
                         650 Madison Avenue, 26th Floor
                            New York, New York 10022
                           Attention: General Counsel
                                 (212) 610-9000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

================================================================================

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        Reservoir Capital Partners, L.P.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                    Not Applicable (1)

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        2,408,155 (2)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              2,408,155 (2)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,408,155 (3)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.3% (3)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

(1)    See Item 3.

(2) Does not include Common Shares issuable upon exchange of 7,648 Series D Perpetual Non-Voting Preferred Shares, par value $1.00 per share (the "Series D Preferred Shares"), held by Reservoir Capital Partners, L.P. ("Reservoir Partners"). See Items 5 and 6. Includes 1,054,958 Common Shares, par value $1.00 per share ("Common Shares") issuable upon conversion of 1,359.749 Series B Convertible Voting Preferred Shares, par value $1.00 per share (the "Series B Preferred Shares"), and 1,353,197 Common Shares issuable upon conversion of an equal number of Class B Convertible Voting Common Shares, par value $1.00 per share ("Convertible Common Shares"), held by Reservoir Partners. Assumes conversion of all Series B Preferred Shares beneficially owned by the Reporting Person to Common Shares at a conversion price of $12.89 per share.

(3)    See Items 5 and 6.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        Reservoir Capital Master Fund, L.P.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                    Not Applicable (1)

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Cayman Islands

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        405,112 (2)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              405,112 (2)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        405,112 (3)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.1% (3)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

(1)    See Item 3.

(2) Does not include Common Shares issuable upon exchange of 556 Series D Preferred Shares held by Reservoir Capital Master Fund, L.P. ("Reservoir Capital Master Fund"). See Items 5 and 6. Includes 177,470 Common Shares issuable upon conversion of 228.743 Series B Preferred Shares and 227,642 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by Reservoir Capital Master Fund. Assumes conversion of all Series B Preferred Shares beneficially owned by the Reporting Person to Common Shares at a conversion price of $12.89 per share.

(3)    See Items 5 and 6.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        Reservoir Capital Master Fund II, L.P.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                    Not Applicable (1)

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Cayman Islands

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        0 (2)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              0 (2)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 (3)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0% (3)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

(1)    See Item 3.

(2) Does not include Common Shares issuable upon exchange of 1,934 Series D Preferred Shares held by Reservoir Capital Master Fund II, L.P. ("Reservoir Capital Master Fund II"). See Items 5 and 6.

(3)    See Items 5 and 6.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        Reservoir Capital Investment Partners, L.P.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                    Not Applicable (1)

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        0 (2)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              0 (2)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 (3)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0% (3)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

(1)    See Item 3.

(2) Does not include Common Shares issuable upon exchange of 9,862 Series D Preferred Shares held by Reservoir Capital Investment Partners, L.P. ("Reservoir Investment"). See Items 5 and 6.

(3)    See Items 5 and 6.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.)
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                    Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        2,976,117 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              2,976,117 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,976,117 (2)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.8% (2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

(1) Does not include Common Shares issuable upon exchange of 7,648, 556, 1,934 and 9,862 Series D Preferred Shares held by Reservoir Partners, Reservoir Capital Master Fund, Reservoir Capital Master Fund II and Reservoir Investment, respectively. See Items 5 and 6. Includes 1,054,958 and 177,470 Common Shares issuable upon conversion of 1,359.749 and 228.743 Series B Preferred Shares held by Reservoir Partners and Reservoir Capital Master Fund, respectively; 1,353,197 and 227,642 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by Reservoir Partners and Reservoir Capital Master Fund, respectively; 7,500 Common Shares (5,000 of which are restricted Common Shares) and options exercisable within 60 days to purchase 5,000 Common Shares held by Reservoir Capital Group, L.L.C. ("Reservoir Group"); and 150,350 Common Shares held by Reservoir Master Fund. Assumes conversion of all Series B Preferred Shares beneficially owned by Reservoir Partners, Reservoir Capital Master Fund, Reservoir Group and RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.) ("RCGM") to Common Shares at a conversion price of $12.89 per share.

(2)    See Items 5 and 6.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        Reservoir Capital Group, L.L.C.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                    Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        2,976,117 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              2,976,117 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,976,117 (2)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.8% (2)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

(1) Does not include Common Shares issuable upon exchange of 7,648, 556, 1,934 and 9,862 Series D Preferred Shares held by Reservoir Partners, Reservoir Capital Master Fund, Reservoir Capital Master Fund II and Reservoir Investment, respectively. See Items 5 and 6. Includes 1,054,958 and 177,470 Common Shares issuable upon conversion of 1,359.749 and 228.743 Series B Preferred Shares held by Reservoir Partners and Reservoir Capital Master Fund, respectively; 1,353,197 and 227,642 Common Shares issuable upon conversion of an equal number of Convertible Common Shares held by Reservoir Partners and Reservoir Capital Master Fund, respectively; 7,500 Common Shares (5000 of which are restricted Common Shares) and options exercisable within 60 days to purchase 5,000 Common Shares held by Reservoir Group; and 150,350 Common Shares held by Reservoir Master Fund. Assumes conversion of all Series B Preferred Shares beneficially owned by the Reporting Persons to Common Shares at a conversion price of $12.89 per share.

(2)   See Items 5 and 6.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        Reservoir Master Fund, L.P.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                    Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        150,350 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              150,350 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        150,350
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

(1) Includes 150,350 Common Shares held by Reservoir Master Fund, L.P. ("Reservoir Master Fund").

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        Reservoir PCA Fund, L.P.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                    Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        150,350 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              150,350 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        150,350
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

(1)    Includes 150,350 Common Shares held by Reservoir Master Fund.

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS.
        RMF GP, LLC
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                      (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                    Not Applicable

--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

              NUMBER OF                       0
        SHARES BENEFICIALLY          -------------------------------------------
              OWNED BY               8        SHARED VOTING POWER
               EACH
             REPORTING                        150,350 (1)
              PERSON                 -------------------------------------------
               WITH                  9        SOLE DISPOSITIVE POWER

                                              0
                                     -------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              150,350 (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        150,350
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.4%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

(1)    Includes 150,350 Common Shares held by Reservoir Master Fund.

         This Amendment No. 4 (the "Amendment No. 4") amends the Statement on
Schedule 13D, dated December 20, 2001, filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II"), Capital Z Financial Services Private Fund II, L.P., a Bermuda limited partnership ("Capital Z Private Fund II"), Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z L.P."), and Capital Z Partners, Ltd., a Bermuda corporation ("Capital Z Ltd.", and together with Capital Z Fund II, Capital Z Private Fund II and Capital Z L.P., the "Initial Capital Z Reporting Persons"), Reservoir Capital Master Fund, L.P., a Cayman Islands limited partnership ("Reservoir Capital Master Fund"), Reservoir Capital Partners, L.P., a Delaware limited partnership ("Reservoir Partners"), Reservoir Capital Group, L.L.C., a Delaware limited partnership ("Reservoir Group"), Reservoir Capital Management, L.L.C., a Delaware limited liability company (n/k/a RCGM, LLC) ("RCGM"), and Reservoir Capital Associates, L.P., a Delaware limited partnership ("Reservoir Associates", and together with Reservoir Capital Master Fund, Reservoir Partners, Reservoir Group and RCGM, the "Initial Reservoir Reporting Persons"), and Richard E. Rainwater, an individual ("Rainwater"), as amended by Amendment No. 1 on Schedule 13D, dated July 15, 2002, filed by the Initial Capital Z Reporting Persons, the Initial Reservoir Reporting Persons and RER Reinsurance Holdings, L.P., a Texas limited partnership ("RER"), and Amendment No. 2 on
Schedule 13D, filed on December 13, 2004 ("Amendment No. 2"), and Amendment No. 3 on Schedule 13D, filed on April 8, 2005, each filed by the Initial Reservoir Reporting Persons other than Reservoir Associates, RER and Rainwater (as so amended, the "Initial Statement on Schedule 13D"). This Amendment No. 4 is being filed by the Initial Reservoir Reporting Persons other than Reservoir Associates, Reservoir Capital Master Fund II, L.P., a Cayman Islands limited partnership ("Reservoir Capital Master Fund II"), Reservoir Capital Investment Partners, L.P., a Delaware limited partnership ("Reservoir Investment"), Reservoir Master Fund, L.P., a Delaware limited partnership ("Reservoir Master Fund"), Reservoir PCA Fund, L.P., a Delaware limited partnership ("Reservoir PCA") and RMF GP, LLC, a Delaware limited liability company ("RMF GP", and together with the Initial Reservoir Reporting Persons (other than Reservoir Associates), Reservoir Capital Master Fund II, Reservoir Investment, Reservoir Master Fund and Reservoir PCA, the "Reporting Persons"). Reservoir Associates was liquidated prior to the date of the event which required the filing of Amendment No. 2 and its assets were contributed to Reservoir Partners. Capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Initial Statement on Schedule 13D.

         This Amendment No. 4 incorporates by reference all of the information contained in the Initial Statement on Schedule 13D except to the extent that the information contained herein amends and supplements the information contained on the Initial Statement on Schedule 13D, in particular by reflecting the acquisition of the Series D Preferred Shares (as herein defined) by certain of the Reporting Persons and the transfer of certain shares of the Company to Reservoir Master Fund by certain of the Reporting Persons.

Item 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety.

         The Reporting Persons are not a "group" with the Initial Capital Z Reporting Persons, Capital Z Management, LLC, RER or Rainwater and have elected to report their ownership accordingly.

         RCGM, an investment management firm, is a Delaware limited liability company and the managing member of Reservoir Group. RCGM changed its name from "Reservoir Capital Management, L.L.C." to "RCGM, LLC" pursuant to a Certificate of Amendment to Certificate of Formation as filed with the State of Delaware Secretary of State on May 24, 2005. Reservoir Group, a Delaware limited liability company, is an investment management firm and serves as the general partner in Reservoir Partners, Reservoir Capital Master Fund, Reservoir Capital Master Fund II, Reservoir Investment and Reservoir PCA. Reservoir Partners is a private investment partnership organized under the laws of the State of Delaware. Reservoir Capital Master Fund is a private investment partnership organized under the laws of the Cayman Islands. Reservoir Capital Master Fund II is a private investment partnership organized under the laws of the Cayman Islands. Reservoir Investment is a private investment partnership organized under the laws of the State of Delaware. Reservoir PCA is a private investment partnership organized under the laws of the State of Delaware and is the sole member of RMF GP. RMF GP, a Delaware limited liability company, is a special purpose entity that serves as the general partner in Reservoir Master Fund. Reservoir Master Fund is a private investment partnership organized under the laws of the State of Delaware.

         Information regarding the control persons and executive officers of the Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all such persons are citizens of the United States.

         The principal business address of each Reporting Person is 650 Madison Avenue, 26th Floor, New York, New York 10022.

         None of the entities or persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has been convicted in a criminal proceeding during the last 5 years.

         None of the entities or persons identified on Schedule I hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Reporting Persons has, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented by the addition of the following:

         Reservoir Master Fund agreed to purchase directly or through one of its affiliates, pursuant to that certain Share Purchase Agreement, dated as of September 29, 2005 (the "Share Purchase Agreement"), by and among the Company and the purchasers named therein, and subject to certain closing conditions contained therein, an aggregate of 20,000 shares of Series D Perpetual Non-Voting Preferred Shares, par value $1.00 per share, of the Company (the "Series

D Preferred Shares") for an aggregate purchase price of $20,000,000. The following Reporting Persons purchased Series D Preferred Shares on October 7, 2005 in the following amounts:

                                    Number of Series D Preferred    Aggregate
  Reporting Person                        Shares Purchased        Purchase Price
  ------------------------------------------------------------------------------
  Reservoir Partners                            7,648              $ 7,648,000
  Reservoir Capital Master Fund                   556              $   556,000
  Reservoir Capital Master Fund II              1,934              $ 1,934,000
  Reservoir Investment                          9,862              $ 9,862,000

         None of the Reporting Persons intends to borrow any funds in connection with the purchase of the Series D Preferred Shares, which were funded from contributions by partners of the applicable Reporting Person.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and supplemented by the addition of the following:

         (a) - (b)

         The information on the cover pages is incorporated herein by reference.

         All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on the 30,047,955 Common Shares and 7,037,166 convertible common shares of the Company outstanding as of October 3, 2005 (as disclosed by the Company in its Prospectus Supplement dated October 3, 2005 as filed with the SEC on October 5, 2005, after giving effect to the offering of 7,690,000 Common Shares contemplated thereby (the "Common Shares Offering")), and assuming that only those Series B Preferred Shares with respect to the relevant Reporting Person, as the case may be, are converted into Common Shares. As the exchange of the Series D Preferred Shares are conditioned on approval of the shareholders of the Company, the Common Shares (or, as applicable, the convertible common shares of the Company) issuable upon the exchange of the Series D Preferred Shares are subject to a material contingency outside the control of the holders of the Series D Preferred Shares and are not considered to be beneficially owned and not included for purposes of the calculations made herein except as otherwise noted.

         Each Reporting Person may, as a result of the transactions described in the Initial Statement on Schedule 13D, be deemed to beneficially own 2,976,117 Common Shares by virtue of Reservoir Partner's and Reservoir Capital Master Fund's ownership of 1,054,958 and 177,470 Common Shares, respectively, issuable upon conversion of 1,359.749 and 228.743 Series B Preferred Shares (assuming conversion of all Series B Preferred Shares held by such persons at a conversion price of $12.89); 1,353,197 and 227,642 Common Shares issuable upon conversion of an equal number of Class B Convertible Voting Common Shares, par value $1.00 per share, of the Company (the "Convertible Common Shares") held by Reservoir Partners and Reservoir Capital Master Fund, respectively; 7,500 Common Shares 5,000 of which are restricted Common Shares) and options exercisable within 60 days to purchase 5,000 Common Shares held by Reservoir Group; 150,350 Common Shares held by Reservoir Master Fund. Each of the Reporting Persons may have the shared power to vote or direct the vote, and to dispose or to direct the disposition, of such shares. Such shares represent, in the aggregate, approximately 7.8% of the outstanding total Common Shares, assuming conversion of all Series B Preferred Shares held by the Reporting Persons at a conversion price of $12.89.

         Assuming the exchange of all outstanding Series D Preferred Shares (including those Series D Preferred Shares held by persons other than the Reporting Persons) on the date hereof, the aggregate number of Common Shares represented by this Initial Statement on Schedule 13D would then represent approximately 6.6% of the outstanding Common Shares, assuming (a) conversion of all Series B Preferred Shares held by the Reporting Persons at a conversion price of $12.89 (such conversion price equal to the conversion price as of June 30, 2005 adjusted solely for the Common Shares Offering) and (b) exchange of all outstanding Series D Preferred Shares for Common Shares or Convertible Common Shares, as applicable, at an assumed Exchange Ratio (as herein defined) equal to a fraction, of which the numerator is 1,000 and the denominator is 11, and, as applicable, the conversion of Convertible Common Shares into Common Shares at a ratio of one to one.

         Pursuant to the terms of the Series B Preferred Shares as set forth in
Section 7(d) of the Description of Stock for the Series B Preferred Shares, the conversion price of the Series B Preferred Shares was adjusted as of June 30, 2005 to $13.26. Giving effect solely to the Common Shares Offering, pursuant to the terms of the Series B Preferred Shares as set forth in Section 7(b) of the Description of Stock for the Series B Preferred Shares, the conversion price of the Series B Shares as of June 30, 2005 would be adjusted to $12.89.

         (c) An aggregate of 150,350 Common Share were contributed to Reservoir Master Fund by its indirect limited partners Reservoir Partners and Reservoir Capital Master Fund.

         (d)      None.

         (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented by the addition of the following:

         Upon the terms and conditions set forth in the Share Purchase Agreement and the Description of Stock for the Series D Preferred Stock (attached hereto as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference), Reservoir Partners, Reservoir Capital Master Fund, Reservoir Capital Master Fund II and Reservoir Investment will each purchase Series D Preferred Shares relating to this Initial Statement on Schedule 13D.

         SHARE PURCHASE AGREEMENT

         The following description of the Share Purchase Agreement is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Share Purchase Agreement (which is attached as Exhibit 1 hereto and incorporated by reference).

         Pursuant to the Share Purchase Agreement, the Company agreed to sell to the purchasers named therein (the "Purchasers"), and the Purchasers agreed to purchase from the Company, a total of 375,000 Series D Preferred Shares for a price of $1,000 per share and an aggregate purchase price of $375,000,000, including the purchase 7,648, 556, 1,934 and 9,862 Series D Preferred Shares by Reservoir Partners, Reservoir Capital Master Fund, Reservoir Capital Master Fund II and Reservoir Investment, respectively, for an aggregate purchase price of $20,000,000.

         The sale and purchase of the Series D Preferred Shares (the "Closing") was consummated on October 7, 2005.

         Under the terms of the Share Purchase Agreement, the Company is obligated to seek and obtain appropriate shareholder approval by the holders of the Company's Common Shares, at a meeting of its shareholders, including approval of (i) the authorization of an additional 300,000,000 Common Shares and
(ii) the exchange of the Series D Preferred Shares into Common Shares (such approvals, the "Required Shareholder Approval"). Pursuant to the Share Purchase Agreement, the Board of Directors of the Company shall recommend such approval, and the Company shall solicit such approval.

         DESCRIPTION OF SERIES D STOCK

         The following description of the Description of Stock (the "Description of Series D Stock") is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Description of Series D Stock (which is attached as Exhibit 2 hereto and incorporated by reference).

         The Series D Preferred Shares shall, with respect to dividend rights and rights upon a Liquidation Event (as defined below), rank senior to the Common Shares and all other classes or series of capital or preferred stock already established or that may be established by the Board of Directors of the Company, other than (i) the Series A Convertible Voting Preferred Shares, par value $1.00 per share, of the Company (including shares allocated as sub-series A1 Preferred Shares and A2 Preferred Shares), the Series B Preferred Shares (including shares allocated as sub-series B1 Preferred Shares and B2 Preferred Shares) and the Series C Convertible Voting Preferred Shares, par value $1.00 per share, of the Company (including shares allocated as sub-series C1 Preferred Shares and C2 Preferred Shares) (the "Series C Preferred Shares") and (ii) certain trust preferred securities guaranteed by the Company, which are senior to the Series D Preferred Shares. The Series D Preferred Shares shall rank pari passu with each other.

         With the exception of certain approval rights, the Series D Preferred Shares have no right to vote on any matter submitted to shareholders of the Company at an annual or general meeting of the shareholders of the Company. A majority vote of the Series D Preferred Shares is required to approve certain actions of the Company, including: (i) any creation or sale of capital shares of the Company which, as to the payment of dividends or Liquidation Preference (as defined below), are senior to or pari passu with the Series D Preferred Shares;
(ii) any alteration of the terms, rights, powers or preferences of the Series D Preferred Shares; (iii) any reclassification of capital shares of the Company which, as to the payment of dividends or Liquidation Preference (as defined below), are senior to or pari passu with the Series D Preferred Shares; (iv) any amendment to the Memorandum of Association or Bye-Laws of the Company which would have an adverse effect on the rights, preferences or privileges of the holders of the Series D Preferred Shares or the Common Shares; (v) any further changes to the authorized number of, or further issuances of, Series D Preferred Shares; (vi) any amalgamation, merger or sale of the Company unless the aggregate purchase price paid to the holders of the Series D Preferred Share equals the greater of (A) the aggregate Liquidation Preference and (B) the product of (x) the aggregate purchase price paid to the holders of the Common Shares and (y) the Dividend Allocation Ratio (as defined below); (vii) any sale or transfer of 25% or more of the Company's assets; (viii) any acquisition by the Company involving aggregate consideration in excess of $100,000,000; (ix) the voluntary delisting of the Common Shares or the Series D Preferred Shares from the New York Stock Exchange or other nationally recognized securities exchange, as applicable; (x) the effect or attempt to effect a voluntary liquidation, dissolution or winding up of the Company; and (xi) any expansion by the Company into lines of business other than continuing lines of business in which the Company is currently involved.

         The holders of the Series D Preferred Shares shall be entitled to receive dividends simultaneously with any dividends or distributions received by the holders of the Common Shares (any such payment, a "Capital Distribution") in an amount equal to the Capital Distribution multiplied by a certain ratio (the "Dividend Allocation Ratio"). The Dividend Allocation Ratio is determined as of any date as the quotient of: (i) the aggregate Liquidation Preference of the Series D Preferred Shares; divided by (ii) the difference of (a) aggregate shareholder's equity of the Company minus (b) the aggregate Liquidation Preference of the Series D Preferred Shares. If the exchange of the Series D Preferred Shares into Common Shares or convertible common shares of the Company has not been approved by the shareholders of the Company by April 1, 2006, the holders of the Series D Preferred Shares shall be entitled to receive, retroactively to the date of issuance, additional dividends (the "PIK Dividends") at a rate of 15% per annum, increasing to a rate of 17% per annum on April 1, 2007 and further increasing to a rate of 19% per annum on April 1, 2008. Such PIK Dividends shall be paid on a quarterly basis payable in additional shares of Series D Preferred Shares.

         The Series D Preferred Shares shall be mandatorily exchanged immediately upon the Required Shareholder Approval, into Common Shares at an exchange ratio (the "Exchange Ratio"). However, if a holder of Series D Preferred Shares or an affiliate thereof is also a holder of Series B Preferred Shares, Class B Convertible Common Shares, Series C Preferred Shares or Class C Convertible Common Shares, such holder's shares of Series D Preferred Shares shall be mandatorily exchanged into Class B Convertible Common Shares or Class C Convertible Common Shares, as the case may be. The Exchange Ratio is a fraction of which the numerator is 1,000 and the denominator is 11, and such ratio shall be adjusted for events such as stock splits or stock dividends with respect to the Common Shares.

         If the Series D Preferred Shares shall have not been exchanged for Common Shares or convertible common shares of the Company, as applicable, prior to December 31, 2006, the Company shall use its reasonable best efforts, subject to certain conditions, in each calendar year beginning in 2007, to issue and sell in a public offering a number of Common Shares sufficient to produce net proceeds in an amount equal to at least $100,000,000 and shall make an offer, on a pro rata basis, to repurchase Series D Preferred Shares having up to $100,000,000 in aggregate Liquidation Preference.

         In the event of any liquidation, dissolution or winding-up of the Company (each a "Liquidation Event"), the holders of the Series D Preferred Shares shall be entitled to receive for each outstanding Series D Preferred Share, in preference to the holders of any junior security, an amount equal to $1,000 subject to certain adjustments (the "Liquidation Preference").

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Share Purchase Agreement, dated September 29, 2005, by and among PXRE Group Ltd. and the purchasers named therein (incorporated by reference to the Share Purchase Agreement filed with the SEC as Exhibit 4.1 to the PXRE Group Ltd.'s Current Report on Form 8-K filed on September 29, 2005).

         2.       Description of Series D Stock.

         3. Series D Perpetual Preferred Shares Registration Rights Agreement, dated as of October 7, 2005, by and among PXRE Group Ltd. and the holders of preferred shares named therein.

         4. Joint Filing Agreement, dated October 7, 2005, by and among Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Master Fund II, L.P., Reservoir Capital Investment Partners, L.P., RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.), Reservoir Capital Group, L.L.C., Reservoir Master Fund, L.P., Reservoir PCA Fund, L.P. and RMF GP, LLC.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Date: October 7, 2005

                                   Reservoir Capital Group, L.L.C.

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   Reservoir Capital Partners, L.P.
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   Reservoir Capital Master Fund, L.P.
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   Reservoir Capital Master Fund II, L.P.
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   Reservoir Capital Investment Partners, L.P.
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President


                       [Amendment No. 4 to Schedulke 13D]

                                   RCGM, LLC
                                   (f/k/a Reservoir Capital Management, L.L.C.)

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   Reservoir Master Fund, L.P.
                                   By: RMG GP, LLC, its sole general partner
                                   By: Reservoir PCA Fund, L.P., its sole
                                   managing member
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   Reservoir PCA Fund, L.P.
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President

                                   RMF GP, LLC
                                   By: Reservoir PCA Fund, L.P., its sole
                                   managing member
                                   By: Reservoir Capital Group, L.L.C., its sole general partner

                                   By: /s/ Craig Huff
                                       -----------------------------------------
                                       Craig Huff
                                       President


                       [Amendment No. 4 to Schedulke 13D]

                                   Schedule I

         Control Persons and Executive Officers of the Reporting Persons

                  The names, present principal occupations and business addresses of the control persons and executive officers of RCGM and Reservoir Group are set forth below. The control person's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States of America. Reservoir Group is the general partner and control person of Reservoir Partners and Reservoir Capital Master Fund.

RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.), Managing Member of Reservoir Capital Group, L.L.C.

Daniel H. Stern
Chairman and Chief Executive Officer and Senior Managing Member

Craig A. Huff
President and Managing Member

Harlan B. Korenvaes
Managing Member and Managing Director

Norman Katzwer
Chief Financial Officer and Treasurer

Bruce Barnes
Managing Member and Chief Operating Officer

RESERVOIR CAPITAL GROUP, L.L.C.

Daniel H. Stern
Chairman and Chief Executive Officer

Craig A. Huff
President

Harlan B. Korenvaes
Managing Director

Norman Katzwer
Chief Financial Officer and Treasurer

Bruce Barnes
Chief Operating Officer

                                  EXHIBIT INDEX

         1. Share Purchase Agreement, dated September 29, 2005, by and among PXRE Group Ltd. and the purchasers named therein (incorporated by reference to the Share Purchase Agreement filed with the SEC as Exhibit 4.1 to the PXRE Group Ltd.'s Current Report on Form 8-K filed on September 29, 2005).

         2.       Description of Series D Stock.

         3. Series D Perpetual Preferred Shares Registration Rights Agreement, dated as of October 7, by and among PXRE Group Ltd. and the holders of preferred shares named therein.

         4. Joint Filing Agreement, dated October 7, 2005, by and among Reservoir Capital Partners, L.P., Reservoir Capital Master Fund, L.P., Reservoir Capital Master Fund II, L.P., Reservoir Capital Investment Partners, L.P., RCGM, LLC (f/k/a Reservoir Capital Management, L.L.C.), Reservoir Capital Group, L.L.C., Reservoir Master Fund, L.P., Reservoir PCA Fund, L.P. and RMF GP, LLC.